THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: 2023A

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

For value received, Cardinal Spirits, LLC, an Indiana limited liability company (the "***Company***"), promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 6% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable on January 1, 2026 (the "***Maturity Date***").

All amounts of principal and accrued but unpaid interest outstanding hereunder will convert into equity securities of the Company as more fully described herein. Other than upon an Event of Default (as defined below), no payments on the Note are ever due and owing.

1. BASIC TERMS.

(a) Series of Notes. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***"), and having an aggregate principal amount of up to $3,000,000 (which aggregate amount may be increased by the Board of Managers or as may be necessary to accommodate the exercise of any rights of first offer or preemptive rights) and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"). The Company shall maintain a ledger of all Holders.

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "***Majority Holders***").

2. CONVERSION AND REPAYMENT.

(a) **Conversion upon a Qualified Financing**. In the event that the Company issues and sells equity securities ("***Next Round Securities***") to investors (the "***Investors***") while this Note remains outstanding in a transaction or series of related transactions with aggregate gross proceeds to the Company of not less than $5,000,000 (including the conversion of the Notes and any other indebtedness of the Company) and with the principal purpose of raising capital (a "***Qualified Financing***"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into the Next Round Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per membership unit by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the price per membership unit that would be obtained by dividing $20,000,000 by the aggregate number of outstanding membership units of the Company immediately prior to the initial closing of the Qualified Financing (assuming full conversion of all securities convertible into membership units and exercise of all outstanding options and warrants, including all membership units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the Next Round Securities issuable upon the conversion of the Notes or other indebtedness of the Company). The issuance of Next Round Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Next Round Securities sold in the Qualified Financing. Notwithstanding the foregoing or anything in this Note to the contrary, the Company may, solely at its option, elect to convert this Note into units of a newly created series or class of membership units having the identical rights, privileges, preferences and restrictions as the membership units issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if apllicable): (i) the per unit liquidation preference and the conversion price for purposes of any price-based anti-dilution protection, which will equal the conversion price; and (ii) the per unit dividend or preferred return, if any, which will be the same percentage of the conversion price as applied to determine the per unit dividends or preferred return, if any, of new Investors in the Qualified Financing relative to the purchase price paid by such investors.

(b) **Optional Conversion at non-Qualified Financing**. In the event the Company consummates, while this Note remains outstanding, an equity financing pursuant to which it sells Next Round Securities in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein and elect to convert each of the Notes.

(c) **Maturity Date Conversion**. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically without any further action by the Holder convert as of the Maturity Date into Series A Preferred Units of the Company at a conversion price equal to the quotient resulting from dividing $20,000,000 by the aggregate number of outstanding membership units of the Company as of the Maturity Date (assuming full conversion of all securities convertible into membership units and exercise of all outstanding options and warrants, including all membership units reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the Series A Preferred Units of the Company issuable upon the conversion of the Notes or other indebtedness of the Company).

(d) **Change of Control**. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall pay the Holder in cash an amount equal to (i) 150% of the outstanding principal amount of this Note plus (ii) any unpaid accrued interest on the original principal. For purposes of this Note, a "***Change of Control***" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the equity securities

of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(e) **Procedure for Conversion**. In connection with any conversion of this Note into equity securities, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the equity securities into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into equity securities pursuant to the terms hereof, in lieu of any fractional security to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(f) **Interest Accrual**. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. REPRESENTATIONS AND WARRANTIES.

(a) **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i) **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized and validly existing under the laws of the State of Indiana. The Company has the requisite company power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "***Material Adverse Effect***").

(ii) **Company Power**. The Company has all requisite company power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Managers (the "***Board***") and the requisite members of the Company have approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii) **Authorization**. All company action on the part of the Company, the Board and the Company's members necessary for the issuance and delivery of this Note has been taken.

This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "***Conversion Securities***"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v) Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and the Conversion Securities (collectively, the "***Securities***") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) Purchase for Own Account. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder is aware of the Company's business affairs and financial condition and has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business and affairs of the Company, and to obtain any additional information necessary to verify the accuracy of the information given the Holder, (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment, and (D) acknowledges that the Company has not prepared and has not delivered to the Holder, and has not been requested by the Holder to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities in such memorandums or other disclosure materials. The Holder understands that any business plan or similar document which the Holder may have been shown or of which the Holder may have been furnished a copy, is not a prospectus, placement memorandum, offering circular, offering statement, or similar document. Any such document was not prepared with the purpose of providing full and accurate disclosure to investors. The Holder understands that any such document has been furnished to the Holder only as part of an overall furnishing of information about the Company and that the Holder has viewed the information set forth therein with a critical frame of mind and, to the extent that information contained in any such document was deemed by the Holder to be important information in making an investment decision, the Holder has discussed such information with the officers and other personnel of the Company in order to form a better judgment regarding the accuracy and adequacy of such information. The Holder agrees that no statement in any document, even if framed as a factual statement,

will, of itself, constitute a factual representation by the Company in light of the various purposes for which any such document may have been created.

(iii) Ability to Bear Economic Risk. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment. The Holder, either alone or with the assistance of the Holder's own professional advisors, has such knowledge and experience in financial and business matters that the Holder is capable of reading and interpreting financial statements and evaluating the merits and risks of the prospective investment in the Securities in light of the Holder's financial condition, objectives, and investment needs. The Holder has adequate means for providing for the Holder's current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Securities.

(iv) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) No "Bad Actor" Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vi) Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "***Code***")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B)

any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(vii) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder (including financial projections), the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements. It can be expected that some or all of the assumptions underlying such statements will not materialize or will vary significantly from actual results. Any financial projections of the Company provided to the Holder are based on assumptions concerning facts and events over which that Company may have little or no control, including, among others, (1) demand for the Company s products and services; (2) timing and number of strategic relationships; (3) the amount and timing of operating costs and capital expenditures related to the expansion of the Company s business operations and infrastructure; (4) market acceptance of new products or services of the Company and those of its competitors; (5) governmental regulations; (6) fluctuations in general economic conditions; and (7) the Company s ability to attract, train, and retain qualified personnel. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur, which could produce results significantly different from those set forth in the projections. The projections reflect the Company's current expectations and are inherently uncertain. There can be no assurance that: (A) the Company's projections will be attained; (B) the Company will be able to successfully implement any of its business plans; or (C) the assumptions and expectations regarding its future plans and performance will not be materially different from the present expectations.

4. EVENTS OF DEFAULT.

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any company action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5. **MISCELLANEOUS PROVISIONS.**

(a) **Waivers**. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) **Transfers of Notes**. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(e) **Governing Law**. This Note shall be governed by and construed under the laws of the State of Indiana, as applied to agreements among Indiana residents, made and to be performed entirely within the State of Indiana, without giving effect to conflicts of laws principles.

(f) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(g) **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(i) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt

requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto.

(j) **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(k) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(l) **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(m) **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers, in making its investment or decision to invest in the Company.

(n) **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "***Senior Indebtedness***" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(o) **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(p) **Security**. This Note and the indebtedness evidenced hereby, including, without limitation, the principal amount and interest due hereunder, costs of collection and all amounts owed under

any modifications, renewals or extensions of any of the foregoing obligations, shall be unsecured, general obligations of the Company.

(signature pages follow)

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Cardinal Spirits LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ____________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited